Exhibit 12

Rayonier Advanced Materials Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands of dollars, except ratios)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$82,864	$40,471	$288,915	$342,489	$283,052
Add:
Fixed charges	38,311	22,697	6,302	7,470	1,119
Amortization of capitalized interest	1,111	1,037	1,208	190	60
Less:
Capitalized interest	(1,281)	(117)	(6,144)	(7,178)	(903)
Earnings as defined	$121,005	$64,088	$290,281	$342,971	$283,328

Fixed Charges:
Interest expense and amortization of debt expense	$36,869	$22,378	$—	$—	$—
Capitalized interest	1,281	117	6,144	7,178	903
Interest factor attributable to rental expense	161	202	158	292	216
Total Fixed Charges	$38,311	$22,697	$6,302	$7,470	$1,119

Ratio of earnings to fixed charges	3.16	2.82	46.06	45.91	253.20
For periods prior to the Separation, Rayonier's interest expense on general corporate debt was not allocated to the Company. The property, plant and equipment balance for the Company does include previously capitalized interest for periods prior to the Separation.